                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated
November 7, 2006, announcing results for the quarter ended September 30, 2006.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statement on Form S-8 (Registration No. 333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         TEFRON LTD.

                                         (Registrant)

                                         By: /s/ Asaf Alperovitz
                                         -----------------------
                                         Asaf Alperovitz
                                         Chief Financial Officer

                                         By: /s/ Hanoch Zlotnik
                                         ----------------------
                                         Hanoch Zlotnik
                                         Finance Manager

Date: November 7, 2006

                    TEFRON REPORTS THIRD QUARTER 2006 RESULTS

              TEFRON CONTINUES TO DEMONSTRATE STRONG PROFITABILITY

THIRD QUARTER 2006 HIGHLIGHTS

o    REVENUES WERE $39.0 MILLION DURING THE QUARTER.

o    STRONG RISE IN GROSS AND OPERATING MARGINS TO 23.3% AND 13.7%,
     RESPECTIVELY, COMPARED WITH GROSS AND OPERATING MARGINS OF 19.5% AND 10.8%,
     RESPECTIVELY, IN THIRD QUARTER OF 2005.

o    INCOME FROM CONTINUING OPERATIONS WAS $3.8 MILLION (9.8% OF REVENUES), AND
     FULLY DILUTED EPS WAS $0.18 IN THE QUARTER.

o    RECORD OPERATING CASH FLOW FOR THE QUARTER OF $12.5 MILLION.

o    BOARD DECLARES A DIVIDEND OF $5 MILLION.

MISGAV, ISRAEL, NOVEMBER 7, 2006 - Tefron Ltd. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the third quarter of 2006.

As announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations. Tefron ceased to consolidate the financial statements of AlbaHealth commencing from April 27, 2006 onward.

THIRD QUARTER 2006 RESULTS

Third quarter revenues were $39.0 million, representing a 2.5% decrease from the revenues generated during the third quarter of 2005. The slight decrease in revenues over the third quarter of 2005 was mainly due to the decline in sales of our intimate apparel product line, which was offset by the growth in sales of our active-wear products, and particularly sales to Nike for their Nike Pro and
Nike+ categories.

Revenues from the swimwear product line were as expected for the third quarter.
Our third quarter is typically the lowest quarter of the year due to the seasonality of the swimwear business.

Third quarter gross margin increased to 23.3% from 19.5% in the third quarter of
2005. Operating income grew to $5.3 million (13.7% of revenues) compared with an operating income of $4.3 million (10.8% of revenues) in the third quarter of
2005. Income from continuing operations, which excludes the recently sold
AlbaHealth business, was $3.8 million (9.8% of revenues), or $0.18 per diluted share, in the third quarter of 2006, up more than 40% in comparison with the income from continuing operations of $2.7 million (6.7% of revenues), or $0.14 per diluted share, in the third quarter of 2005.

The improvement in profitability was due to continued improved operating efficiencies and cost controls in all of the Company's divisions. The improved operating efficiencies resulted from increased quality performance and further transfer of sewing capacity to Jordan with lower labor costs.

As a result of our strong cash generation over the last few quarters, and in particular our cash flow provided by operating activities during the third quarter of 2006 of $12.5 million, our total cash and cash equivalents at
September 30, 2006 were $26.1 million, an increase of $6.0 million over total cash and cash equivalents at June 30, 2006, and our net debt reduced to $0.6 million compared with a net debt of $52.2 million as of September 30, 2005.

RESULTS FOR FIRST NINE MONTHS OF 2006

Revenues in the first nine months of 2006 were $138.1 million, representing a
10.2% increase over revenues generated during the first nine months of 2005. The growth in revenues over the first nine months of 2005 was across all of the
Company's product lines.

Gross margin in the first nine months of 2006 increased to 23.1% from 15.3% in the first nine months of 2005. Operating income grew to $19.5 million (14.1% of revenues), compared to an operating income of $8.6 million (6.9% of revenues) in the first nine months of 2005. Income from continuing operations, which excludes the recently sold AlbaHealth business, was $13.6 million (9.8% of revenues), or
$0.66 per diluted share, in the first nine months of 2006, up almost 200% in comparison with the income from continuing operations of $4.6 million (3.7% of revenues), or $0.25 per diluted share, in the first nine months of 2005.

MANAGEMENT COMMENT

Mr. Yosef Shiran, Chief Executive Officer of Tefron, commented, "Our revenues in the third quarter were affected by the loss of production due to the hostilities in the northern part of Israel, which mostly impacted our active wear product line. Despite this, we were able to present a strong growth in profitability over the third quarter of last year and a record operating cash flow during the quarter. These were achieved as a result of our continued improvement in operating performance and cost controls in all of our divisions."

Mr. Shiran continued, "Our active-wear product line remains a strong growth driver for the company, and our relationship with Nike is spearheading this growth. We believe this growth will continue next year as we focus on leveraging leading-edge technologies and innovation into Nike's new high value products. In particular, our apparel products make up a significant part of Nike's recently launched European campaign, 'Nike Revolution'.

At the same time, we are continuing to build new relationships with other high-end and value driven clothing suppliers. A major success we had during the quarter in this area was the establishment of a commercial relationship, supported by purchase orders, with a new Canadian customer: lululemon athletica, yoga inspired athletic apparel company".

Mr. Yos Shiran concluded," We are looking for fourth quarter revenues to be about 10% higher than those of the fourth quarter of last year whilst maintaining our current levels of profitability. We are currently expecting our top-line growth for the year to be approximately 10% over those of 2005 revenues. We continue to remain confident in our business performance and strategy."

DIVIDEND DISTRIBUTION

The Company's Board of Directors today declared a dividend of $5 million payable to shareholders of record as of November 30, 2006, or approximately $0.24 per share based on the number of shares outstanding as of September 30, 2006
(excluding shares held by a wholly owned subsidiary of the Company). The dividend, net of any taxes withheld at source, is scheduled for payment on
December 14, 2006.

Mr. Shiran commented, "Our strong cash generation over the last few quarters has provided the Board of Directors the ability to share the rewards of the
Company's performance with our shareholders. We maintain sufficient cash for working capital and developing our business."

CONFERENCE CALL
--------------------------------------------------------------------------------
The Company will be hosting a conference call today, November 7, 2006 at 10:00am
EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 281 1167
UK DIAL-IN NUMBER: 0 800 917 9141
ISRAEL DIAL-IN NUMBER: 03 918 0687
INTERNATIONAL DIAL-IN NUMBER:  +972 3 918 0687

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------
Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, Warnaco/Calvin Klein,
Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO
THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE
FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD
CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN
PRODUCT DEMAND, CHANGING ECONOMIC CONDITIONS, LOWER PRICES AS WELL AS CERTAIN
OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE
SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO
PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT
EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF
UNANTICIPATED.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 866 704 6710
aasaf@tefron.com                    ehud@gkir.com / kenny@gkir.com

TABLE 1: SALES BY SEGEMENT

                           Nine months ended        Nine months ended         Three months ended        Three months ended
                           September 30, 2006       September 30, 2005        September 30, 2006        September 30, 2005
                           ------------------       -------------------       ------------------        ------------------
                             USD       % of           USD        % of           USD       % of           USD        % of
                          Thousands    total       Thousands     total       Thousands    total       Thousands     total
                           -------     ------       -------      ------       ------      ------        ------      ------
Cut & sew                   60,792      44.0%        43,822       35.0%       15,039       38.6%        11,322       28.3%
Seamless                    77,305      56.0%        81,515       65.0%       23,962       61.4%        28,685       71.7%
Total                      138,097     100.0%       125,337      100.0%       39,001      100.0%        40,007      100.0%

TABLE 2: SALES BY PRODUCT LINE

                           Nine months ended        Nine months ended         Three months ended        Three months ended
                           September 30, 2006       September 30, 2005        September 30, 2006        September 30, 2005
                           ------------------       -------------------       ------------------        ------------------
                             USD       % of           USD        % of           USD       % of           USD        % of
Product line              Thousands    total       Thousands     total       Thousands    total       Thousands     total
------------               -------     ------       -------      ------       ------      ------        ------      ------
Intimate Apparel            74,681      54.1%        73,218       58.4%       23,988       61.5%        26,990      67.4%
Active wear                 45,788      33.1%        40,186       32.1%       14,464       37.1%        12,423      31.1%
Swimwear                    17,628      12.8%        11,933        9.5%          549        1.4%           594       1.5%
Total                      138,097     100.0%       125,337      100.0%       39,001      100.0%        40,007     100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                          SEPTEMBER 30,
                                                     ---------------------    DECEMBER 31,
                                                       2006         2005         2005
                                                     --------     --------     --------
                                                           UNAUDITED
                                                     ---------------------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                          $ 26,121     $  7,431     $  7,652
  Trade receivables, net                               19,192       20,120       25,978
  Other accounts receivable and prepaid expenses        5,832        4,454        4,956
  Inventories                                          26,814       25,359       26,382
                                                     --------     --------     --------

TOTAL current assets                                   77,959       57,364       64,968
                                                     --------     --------     --------

SUBORDINATED NOTE                                       3,000            -            -
                                                     --------     --------     --------

PROPERTY, PLANT AND EQUIPMENT, NET                     77,254       83,305       80,859
                                                     --------     --------     --------

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS                -       47,966       40,053
                                                     --------     --------     --------

TOTAL assets                                         $158,213     $188,635     $185,880
                                                     ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                          SEPTEMBER 30,
                                                                    ---------      ---------     DECEMBER 31,
                                                                       2006           2005           2005
                                                                    ---------      ---------      ---------
                                                                            UNAUDITED
                                                                    ------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Short-term bank credit                                            $       -      $  16,221      $  14,713
  Current maturities of long-term bank loans                            5,948          5,937          6,373
  Trade payables                                                       26,786         26,921         27,865
  Other accounts payable and accrued expenses                           8,173          6,711          8,721
                                                                    ---------      ---------      ---------

TOTAL current liabilities                                              40,907         55,790         57,672
                                                                    ---------      ---------      ---------

LONG-TERM LIABILITIES:
  Long term loans from banks (net of current maturities)               20,809         37,480         35,535
  Deferred taxes                                                       12,678          7,550          9,116
  Accrued severance pay, net                                            2,386          1,960          2,061
                                                                    ---------      ---------      ---------

TOTAL long-term liabilities                                            35,873         46,990         46,712
                                                                    ---------      ---------      ---------

MINORITY INTEREST                                                           -         16,951         14,159
                                                                    ---------      ---------      ---------

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS                           -         12,706         12,652
                                                                    ---------      ---------      ---------

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 1 par value - Authorized: 50,000,000 shares; Issued: 21,567,455, 18,969,781 and 19,010,376
      shares at September 30, 2006 and 2005 and December 31,
      2005, respectively; Outstanding: 20,570,055, 17,972,381
      and 18,012,976 shares at September 30, 2006 and 2005 and
      December 31, 2005, respectively;                                  7,368          6,804          6,810
  Additional paid-in capital                                          100,315         82,798         83,069
  Deferred stock-based compensation                                         -           (240)          (198)
  Less - 997,400 Ordinary shares in treasury, at cost                  (7,408)        (7,408)        (7,408)
  Cumulative other comprehensive gain (loss)                              341            (80)           307
  Accumulated deficit                                                 (19,183)       (25,676)       (27,895)
                                                                    ---------      ---------      ---------

TOTAL shareholders' equity                                             81,433         56,198         54,685
                                                                    ---------      ---------      ---------

TOTAL liabilities and shareholders' equity                          $ 158,213      $ 188,635      $ 185,880
                                                                    =========      =========      =========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                        NINE MONTHS ENDED                  THREE MONTHS ENDED
                                                          SEPTEMBER 30,                       SEPTEMBER 30,              YEAR ENDED
                                                 -----------------------------      ------------------------------      DECEMBER 31,
                                                     2006             2005              2006              2005              2005
                                                 ------------     ------------      ------------      ------------      ------------
                                                                             UNAUDITED
                                                 -----------------------------------------------------------------

Sales                                            $    138,097     $    125,337      $     39,001      $     40,007      $    171,336
Cost of sales                                         106,263          106,100            29,929            32,225           141,621
                                                 ------------     ------------      ------------      ------------      ------------

Gross profit                                           31,834           19,237             9,072             7,782            29,715
Selling, general and administrative expenses           12,372           10,604             3,748             3,452            14,052
                                                 ------------     ------------      ------------      ------------      ------------

Operating income                                       19,462            8,633             5,324             4,330            15,663
Financial expenses, net                                 1,501            2,058               485               976             3,189
Other expenses (income), net                                6             (463)               (2)             (463)             (473)
                                                 ------------     ------------      ------------      ------------      ------------

Income  before taxes on income                         17,955            7,038             4,841             3,817            12,947
Taxes on income                                         4,363            2,450             1,028             1,120             4,297
                                                 ------------     ------------      ------------      ------------      ------------

Income from continuing operations                      13,592            4,588             3,813             2,697             8,650
Income (loss) from discontinued operations
  (including impairment and other costs
  related to the exercise of the put option)              120              924                58               100            (5,357)
                                                 ------------     ------------      ------------      ------------      ------------

Net income                                       $     13,712     $      5,512      $      3,871      $      2,797      $      3,293
                                                 ============     ============      ============      ============      ============

Basic and diluted earnings per share for
  continuing operations:
  Basic net earnings per share                   $       0.68     $       0.26      $       0.19      $       0.15      $       0.49
                                                 ============     ============      ============      ============      ============

  Diluted net earnings per share                 $       0.66     $       0.25      $       0.18      $       0.14      $       0.47
                                                 ============     ============      ============      ============      ============

Basic and diluted earnings (losses) per
  share for discontinued operations:
  Basic earnings (losses) per share              $          -     $       0.05      $          -      $       0.01      $      (0.30)
                                                 ============     ============      ============      ============      ============

  Diluted earnings (losses) per share            $          -     $       0.05      $          -      $       0.01      $      (0.29)
                                                 ============     ============      ============      ============      ============

Basic and diluted earnings per share:
  Basic net earnings per share                   $       0.68     $       0.31      $       0.19      $       0.16      $       0.19
                                                 ============     ============      ============      ============      ============

  Diluted net earnings per share                 $       0.66     $       0.30      $       0.18      $       0.15      $       0.18
                                                 ============     ============      ============      ============      ============

Weighted average number of shares used for
  computing basic earnings  per share              20,072,881       17,626,276        20,401,382        17,953,656        17,719,275
                                                 ============     ============      ============      ============      ============

Weighted average number of shares used for
  computing diluted earnings per share             20,926,858       18,395,487        21,477,557        18,730,732        18,542,618
                                                 ============     ============      ============      ============      ============

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                          CUMULATIVE
                                                                             ADDITIONAL     DEFERRED        OTHER                         TOTAL
                                                  ORDINARY      DEFERRED      PAID-IN      STOCK-BASED   COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE    TREASURY
                                                   SHARES        SHARES       CAPITAL      COMPENSATION      GAIN          DEFICIT        INCOME         SHARES         TOTAL
                                                  ---------     --------     ---------      ---------      ---------      ---------      ----------     --------      ---------

Balance as of January 1, 2005                     $   6,582     $      1     $  79,243      $    (486)    $        -      $ (31,188)                    $ (7,408)     $  46,744

Settlement of the conditional obligation with
  respect to issuance of shares and options             200            -         3,254              -              -              -                            -          3,454
Exercise of stock options                                28            -           428              -              -              -                            -            456
Cancellation of deferred shares                           -           (1)            1              -              -              -                            -              -
Deferred stock-based compensation                         -            -           143           (143)             -              -                            -              -
Amortization of deferred stock-based
  compensation                                            -            -             -            431              -              -                            -            431
Comprehensive income:
Unrealized gain on hedging derivative                     -            -             -              -            307              -      $      307            -            307
Net income                                                -            -             -              -              -          3,293           3,293            -          3,293
                                                  ---------     --------     ---------      ---------      ---------      ---------      ----------     --------      ---------

Total comprehensive income                                                                                                               $    3,600
                                                                                                                                         ==========

Balance as of December 31, 2005                       6,810            -        83,069           (198)           307        (27,895)                      (7,408)        54,685

Issuance of shares and options (net of
  issuance expenses in the amount of $ 1,333)           389            -        13,427              -              -              -                            -         13,816
Exercise of stock options                               169            -         2,841              -              -              -                            -          3,010
Cash dividend ($0.2431 per share)                         -            -             -              -              -         (5,000)                           -         (5,000)
Reversal of deferred stock-based compensation             -            -          (198)           198              -              -                            -              -
Compensation related to options granted to
  employees                                               -            -           476              -              -              -                            -            476
Tax benefit related to exercise of stock
  options                                                 -            -           700              -              -              -                            -            700
Comprehensive income:
Realized gain on hedging derivative                       -            -             -              -           (307)             -      $     (307)           -           (307)
Unrealized gain on hedging derivative                     -            -             -              -            341              -             341            -            341
Net income                                                -            -             -              -              -         13,712          13,712            -         13,712
                                                  ---------     --------     ---------      ---------      ---------      ---------      ----------     --------      ---------

Total comprehensive income                                                                                                               $   13,746
                                                                                                                                         ==========
Balance as of September 30, 2006 (unaudited)      $   7,368     $      -     $ 100,315      $       -      $     341      $ (19,183)                    $ (7,408)     $  81,433
                                                  =========     ========     =========      =========      =========      =========                     ========      =========

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                            NINE MONTHS ENDED         THREE MONTHS ENDED        YEAR ENDED
                                                               SEPTEMBER 30,             SEPTEMBER 30,          DECEMBER 31,
                                                         ----------------------      ----------------------      --------
                                                           2006          2005          2006          2005          2005
                                                         --------      --------      --------      --------      --------
                                                                              UNAUDITED
                                                         --------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                               $ 13,712      $  5,512      $  3,871      $  2,797      $  3,293
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Loss (income) from discontinued operations                 (120)         (924)          (58)         (100)        5,357
  Depreciation, amortization and impairment of
    property, plant and equipment                           6,309         6,786         2,158         2,310         9,686
  Compensation related to options granted to
    employees                                                 476           246           140            68           431
  Increase (decrease) in accrued severance pay, net           325          (688)          121           (65)         (588)
  Decrease in deferred income taxes                         5,262         2,321         1,283         1,596         4,670
  Loss (gain) on sale of property and equipment, net            6          (410)           (2)         (348)         (409)
  Decrease (increase) in trade receivables, net             6,786        (2,902)        7,645          (499)       (9,099)
  Decrease (increase) in other accounts receivable
    and prepaid expenses                                   (1,169)          706          (945)          704           884
  Decrease (increase) in inventories                         (432)        4,763        (4,394)         (364)        3,740
  Increase (decrease) in trade payables                    (1,079)          890         4,545        (1,440)          793
  Decrease in other accounts payable and accrued
    expenses                                               (3,437)       (1,787)       (1,908)         (238)         (946)
                                                         --------      --------      --------      --------      --------
Net cash flows provided by continuing operating
  activities                                               26,639        14,513        12,456         4,421        17,812
Net cash flows provided by  discontinued operating
  activities                                                  507         2,314             -           482         2,999
                                                         --------      --------      --------      --------      --------
Net cash provided by operating activities                  27,146        16,827        12,456         4,903        20,811
                                                         --------      --------      --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                  (2,424)       (4,136)       (1,260)         (742)       (4,960)
Investment grants received                                  1,218           346             -             5           452
Proceeds from sale of property, plant and equipment           305            90            40             -           475
Dividend received from discontinued operation                 140           309             -             -           484
Proceeds from the Company's insurance policy for
  plant and machinery damage                                    -           630             -           630           619
Proceeds from sale of subsidiary                           10,250             -             -                           -
Earn out payments related to acquisition of Macro
  Clothing                                                      -          (235)            -          (152)         (261)
                                                         --------      --------      --------      --------      --------
Net cash flows provided by (used in) continuing
  investing activities                                      9,489        (2,996)       (1,220)         (259)       (3,191)
Net cash flows used in discontinued investing
  activities                                                 (172)         (440)            -           (31)         (779)
                                                         --------      --------      --------      --------      --------
Net cash provided by (used in) investing activities         9,317        (3,436)       (1,220)         (290)       (3,970)
                                                         --------      --------      --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term bank loans                        (19,701)       (4,552)       (1,487)       (1,475)       (6,038)
Proceeds from long-term bank loans                          5,000             -             -             -             -
Payments under capital lease                                    -          (183)            -           (45)         (206)
Decrease in short-term bank credit, net                   (14,713)       (2,134)            -          (771)       (3,642)
Proceeds from exercise of stock options                     2,560           322           938            88           456
Proceeds from issuance of shares and options, net          13,816             -           (18)            -             -
Dividend paid to shareholders                              (4,621)            -        (4,621)            -             -
                                                         --------      --------      --------      --------      --------
Net cash flows used in continuing financing
  activities                                              (17,659)       (6,547)       (5,188)       (2,203)       (9,430)
Net cash flows used in discontinued financing
  activities                                                 (544)       (2,555)            -          (794)       (2,768)
                                                         --------      --------      --------      --------      --------
Net cash used in financing activities                     (18,203)       (9,102)       (5,188)       (2,997)      (12,198)
                                                         --------      --------      --------      --------      --------

Total increase in cash and cash equivalents                18,260         4,289         6,048         1,616         4,643
Decrease in cash and cash equivalents attributed to
  discontinued operations                                     209           681             -           343           548
                                                         --------      --------      --------      --------      --------
Increase in cash and cash equivalents attributed to
  continued operations                                     18,469         4,970         6,048         1,959         5,191
Cash and cash equivalents at beginning of period            7,652         2,461        20,073         5,472         2,461
                                                         --------      --------      --------      --------      --------
Cash and cash equivalents at end of period               $ 26,121      $  7,431      $ 26,121      $  7,431      $  7,652
                                                         ========      ========      ========      ========      ========

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